SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 9)

                   Under the Securities Exchange Act of 1934*


                            MICRO THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59500W100
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                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                                  June 25, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

------------------------------                    ------------------------------
CUSIP No.   59500W100                             Page 2 of 9 pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Micro Investment, LLC
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                 ---------------------------------------------------------------
NUMBER OF          8    SHARED VOTING POWER
SHARES
BENEFICIALLY            24,336,759
OWNED BY EACH    ---------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH
                        -0-
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        24,336,759
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,336,759
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
          Instructions)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------------                    ------------------------------
CUSIP No.   59500W100                             Page 3 of 9 pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Warburg, Pincus Equity Partners, L.P.         I.R.S. #13-3986317
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                 ---------------------------------------------------------------
NUMBER OF          8    SHARED VOTING POWER
SHARES
BENEFICIALLY            31,896,083
OWNED BY EACH    ---------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH
                        -0-
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        31,896,083
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,896,083
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
          Instructions)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------------                    ------------------------------
CUSIP No.   59500W100                             Page 4 of 9 pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Warburg Pincus & Co.                          I.R.S. #13-6358475
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                 ---------------------------------------------------------------
NUMBER OF          8    SHARED VOTING POWER
SHARES
BENEFICIALLY            31,896,083
OWNED BY EACH    ---------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH
                        -0-
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        31,896,083
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,896,083
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
          Instructions)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------------                    ------------------------------
CUSIP No.   59500W100                             Page 5 of 9 pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Warburg Pincus LLC                            I.R.S. #13-3536050
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                 ---------------------------------------------------------------
NUMBER OF          8    SHARED VOTING POWER
SHARES
BENEFICIALLY            31,896,083
OWNED BY EACH    ---------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH
                        -0-
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        31,896,083
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,896,083
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
          Instructions)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------------                    ------------------------------
CUSIP No.   59500W100                             Page 6 of 9 pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          ev3 LLC
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                 ---------------------------------------------------------------
NUMBER OF          8    SHARED VOTING POWER
SHARES
BENEFICIALLY            24,336,759
OWNED BY EACH    ---------------------------------------------------------------
REPORTINIG         9    SOLE DISPOSITIVE POWER
PERSON WITH
                        -0-
                 ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        24,336,759
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,336,759
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
          Instructions)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          OO
--------------------------------------------------------------------------------

     This Amendment No. 9 amends the Schedule 13D originally filed on June 5, 2001, as amended by Amendment No. 1, filed on June 21, 2001, as further amended by Amendment No. 2, filed on July 27, 2001, as further amended by Amendment No. 3, filed on September 6, 2002, as further amended by Amendment No. 4, filed on October 2, 2002, as further amended by Amendment No. 5, filed on February 21, 2003, as further amended by Amendment No. 6, filed on September 3, 2003, as further amended by Amendment No. 7, filed on December 8, 2003, and as further amended by Amendment No. 8, filed on February 3, 2004 (as so amended, the "Original 13D"), on behalf of ev3 LLC, a Delaware limited liability company ("ev3 LLC"), Micro Investment, LLC, a Delaware limited liability company ("Micro LLC"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and Warburg Pincus & Co., a New York general partnership ("WP", and together with WPEP and WP LLC, the "Warburg Pincus Reporting Persons"). This Amendment No. 9 to the Original 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Micro Therapeutics, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Original 13D. ev3 LLC, Micro LLC and the Warburg Pincus Reporting Persons are hereinafter collectively referred to as the "Reporting Persons."

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Original 13D is hereby amended by adding the following paragraph at the end of the discussion:

     Pursuant to a Note Purchase Agreement, dated as of June 25, 2004, by and among the Company, WPEP and the other investors named therein (the "Note Purchase Agreement"), WPEP agreed to purchase an aggregate principal amount of $10,000,000 of exchangeable promissory notes from the Company (the "Exchangeable Notes"). The Exchangeable Notes accrue interest at 7% per annum, which interest compounds quarterly. Pursuant to the Note Purchase Agreement, the Company has agreed to call a special meeting of its stockholders to approve, among other things, an exchange of the Exchangeable Notes for shares of its Common Stock. If stockholder approval is obtained at the special meeting, the Exchangeable Notes will be exchanged for such number of shares of Common Stock determined by dividing (i) the aggregate principal balance on such Exchangeable Notes plus accrued and unpaid interest thereon at the time of the exchange by (ii) $3.10 (subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination or other corporate actions having the similar effect with respect to the Common Stock). The holders of the Exchangeable Notes will not be obligated to exchange the notes if, among other things, there shall have occurred any developments in the business of the Company and its subsidiaries which, individually or in the aggregate, has had, or would be reasonably likely to have, a material adverse effect on the Company and its subsidiaries. If stockholder approval is not obtained, then the Exchangeable Notes will remain outstanding pursuant to their terms and will not be exchanged for shares of Common Stock.

     Concurrent with the execution and delivery of the Note Purchase Agreement, WPEP and Micro LLC entered into a Voting Agreement, dated as of June 25, 2004 (the "Voting Agreement"), with the Company. Pursuant to the Voting Agreement, WPEP and Micro LLC have agreed that, until the termination of the Voting Agreement, they will vote the shares of

Common Stock owned by them in favor of, among other things, the issuance of the Common Stock upon exchange of the Exchangeable Notes (as further described in Item 6 herein).

     For the purpose of this Amendment No. 9 to the Original 13D, it has been assumed that the Exchangeable Notes will be exchanged into 3,225,806 shares of Common Stock (determined by dividing $10,000,000 by $3.10). This assumption, however, does not give effect to interest accruing on the Exchangeable Notes which will also be exchanged for shares of Common Stock determined in the manner summarized above. When and if the Exchangeable Notes are exchanged for shares of Common Stock, an amendment to the Original 13D will be filed reflecting the actual number of shares of Common Stock acquired upon consummation of the exchange.

     All of the funds required to acquire the Exchangeable Notes held by WPEP were obtained from the working capital of WPEP.

     A copy of the Note Purchase Agreement is filed as Exhibit 1 hereto. A copy of the form of Exchangeable Note is filed as Exhibit 2 hereto. A copy of the Voting Agreement is filed as Exhibit 3 hereto. The Note Purchase Agreement, the Exchangeable Note and the Voting Agreement are incorporated herein by reference and the foregoing summary of the Note Purchase Agreement, the Exchangeable Note and the Voting Agreement is qualified in its entirety by reference to those exhibits.

Item 5. Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) are hereby amended and restated in their entirety to read as follows:

     (a) As of June 25, 2004, ev3 LLC and Micro LLC may be deemed to beneficially own 24,336,759 shares of Common Stock, representing 58.7% of the outstanding Common Stock, and the Warburg Pincus Reporting Persons may be deemed to beneficially own 31,896,083 shares of Common Stock, representing 71.4% of the outstanding Common Stock. The foregoing percentage for ev3 LLC and Micro LLC is calculated by dividing (a) the shares of Common Stock ev3 LLC and Micro LLC may be deemed to beneficially own by (b) the 41,428,671 shares of Common Stock outstanding as of April 29, 2004, as represented by the Company in its Form 10-QSB for the quarter ended April 4, 2004 (the "Form 10-QSB"). The foregoing percentage for the Warburg Pincus Reporting Persons is calculated by dividing
(x) the shares of Common Stock Warburg Pincus Reporting Persons may be deemed to own by (y) the sum of (i) the 41,428,671 shares of Common Stock outstanding as of April 29, 2004, as represented by the Company in its Form 10-QSB plus (ii) the 3,225,806 shares of Common Stock assumed to be issued upon the exchange of the Exchangeable Notes by WPEP. By reason of their respective relationships with ev3 LLC and each other, each of the Warburg Pincus Reporting Persons may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the shares of Common Stock that ev3 LLC owns.

     (b) Each of ev3 LLC and Micro LLC share the power to vote or to direct the vote and to dispose or to direct the disposition of the 24,336,759 shares of Common Stock ev3 LLC and Micro LLC may be deemed to beneficially own. Each of the Warburg Pincus Reporting Persons shares with ev3 LLC the power to vote or to direct the vote and to dispose or to direct the disposition of 24,336,759 shares of Common Stock ev3 LLC may be deemed to beneficially own. Each of the Warburg Pincus Reporting Persons shares with the other Warburg Pincus

Reporting Persons, the power to vote or to direct the vote and to dispose or to direct the disposition of all of the shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

     (c) Other than the acquisition of beneficial ownership of 3,225,806 shares of Common Stock by WPEP on June 25, 2004 pursuant to the Note Purchase Agreement, no transactions in the Common Stock were effected during the past sixty days by the Reporting Persons or any of the persons set forth on Schedule I, Schedule II or in Item 2(d) hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended to add the following:

     As described in Item 3 hereto, the Company, WPEP and certain other investors a party thereto have entered into the Note Purchase Agreement. Pursuant to the Note Purchase Agreement, the Company has issued the Exchangeable Notes (as described in Item 3 hereto) to WPEP. The information set forth in Item 3 with respect to the Note Purchase Agreement and the Exchangeable Notes is incorporated into this Item 6 by reference.

     As described in Item 3 hereto, the Company, WPEP and Micro LLC have entered into the Voting Agreement. Pursuant to the Voting Agreement, WPEP and Micro LLC have agreed that, until the termination of the Voting Agreement, they will vote the shares of Common Stock owned by them in favor of (i) the issuance of the Common Stock upon exchange of the Exchangeable Notes and (ii) such other matters as may be necessary or advisable to consummate the transactions contemplated by the Note Purchase Agreement.

     Pursuant to the Voting Agreement, WPEP and Micro LLC appointed the Company, or any nominee of the Company, as each of WPEP's and Micro LLC's true and lawful attorney and proxy, for and in its name, place and stead, to vote the shares of Common Stock owned by WPEP and Micro LLC in favor of the matters set forth above. The information set forth in Item 3 with respect to the Voting Agreement is incorporated into this Item 6 by reference.

Item 7. Material to Be Filed as Exhibits.

        Exhibit 1. Note Purchase Agreement, dated as of June 25, 2004, by and among the Company, WPEP and the other investors a party thereto.

        Exhibit 2.  Form of Exchangeable Promissory Note.

        Exhibit 3. Voting Agreement, dated as of June 25, 2004, among WPEP, Micro LLC and the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 25, 2004              EV3 LLC


                                   By:  /s/  Jim Corbett
                                        ----------------
                                        Name:   Jim Corbett
                                        Title:  President and Chief Executive
                                                Officer


Dated:  June 25, 2004
                                   MICRO INVESTMENT, LLC
                                        By:  ev3 LLC, Managing Member


                                   By:  /s/ Jim Corbett
                                        ---------------
                                        Name:   Jim Corbett
                                        Title:  President and Chief Executive
                                                Officer


Dated:  June 25, 2004              WARBURG, PINCUS EQUITY PARTNERS, L.P.
                                        By:  Warburg Pincus & Co., General
                                             Partner


                                     By:  /s/  Sean D. Carney
                                          -------------------
                                          Name:   Sean D. Carney
                                          Title:  Partner


Dated:  June 25, 2004              WARBURG PINCUS & CO.


                                   By:  /s/  Sean D. Carney
                                        -------------------
                                        Name:   Sean D. Carney
                                        Title:  Partner

Dated:  June 25, 2004              WARBURG PINCUS LLC


                                   By:  /s/  Sean D. Carney
                                        -------------------
                                        Name:   Sean D. Carney
                                        Title:  Member